Exhibit 99.5

Highlights

The Québec economy has been slowing down since the start of 2023. Real GDP rose by 0.3% in the first quarter, then contracted by 0.5% in the second quarter. Despite the moderation, wage increases and high price levels are supporting household spending.

Recent developments in economic activity and the weather conditions that hit Québec in the summer of 2023 have led to a $1.0 billion deterioration in the financial framework. However, the budgetary deficit forecast in the March 2023 budget is maintained at $4.0 billion for 2023-2024, after deposits of dedicated revenues in the Generations Fund. In fact, the revisions recorded are offset by an equivalent use of the contingency reserve.

Thus, based on first-quarter results and currently known factors that will affect the financial framework between now and the end of the fiscal year, revenues are expected to reach $146.8 billion for the year as a whole, while expenditures, including deposits of dedicated revenues in the Generations Fund and the contingency reserve, are expected to total $150.8 billion.

The net debt burden is expected to be 38.1% of GDP as at March 31, 2024, which is 0.4 percentage points higher than forecast in the March 2023 budget, due in part to an upward revision of net debt as at March 31, 2023.

Moreover, since the start of 2023-2024,(1) borrowings completed amount to $17.0 billion, nearly 67.3% of the projected program.

Budget forecasts for fiscal year 2023-2024 (billions of dollars)	A budgetary deficit of $4.0B for 2023-2024

Own-source revenue $117.0B
Federal transfers $29.7B
Portfolio expenditures $138.4B
Debt service $9.5B
Contingency reserve $0.5B
Deposits of dedicated revenues in the Generations Fund $2.3B(3)

Note to the reader

The Report on Québec’s Financial Situation provides an overview of the Québec government’s financial results. It is prepared with a view to increasing the transparency of public finances and regularly monitoring the achievement of the budgetary balance target for the fiscal year. The financial information presented in the report is not audited and is based on the accounting policies in the government’s annual financial statements.

The Report on Québec’s Financial Situation – Second Quarter of 2023-2024 will be published in December 2023.

Section 1: Recent Developments and Budgetary Outlook in Brief

Recent developments in the economic situation

Real GDP growth slowed in 2023 following a strong increase of 2.6% in 2022. For the first two quarters of 2023, compared to the corresponding period in 2022, real GDP growth was 0.5% (+0.3% in the first quarter and −0.5% in the second quarter).

■	The moderation in economic activity coincides with monetary tightening by the Bank of Canada, which is intended to curb inflationary pressures.

The actions taken so far by the Bank of Canada are bearing fruit. Price increases are slowing down.

■	The annual change in the consumer price index (CPI) stood at 4.6% in August 2023 after peaking at 8.0% in June 2022. Despite this slowdown, price levels remain high.

As a result, nominal GDP growth is moderating. Following an increase of 9.6% in 2022, it stood at 4.0% for the first two quarters of 2023 compared with the corresponding period in 2022.

■	Nominal GDP increased by 1.1% in the first quarter of 2023 compared with the previous quarter, and by 0.9% in the second quarter.

Despite the economic slowdown, labour market conditions remained exceptionally tense. The unemployment rate for the first eight months of 2023 averaged 4.2%, a historic low. Over the same period, the employment rate for people aged 15 to 64 peaked at 78.6%.

The strong tensions in the labour market are reflected in wage increases. In particular, wages and salaries rose by 5.4% in the first two quarters of 2023 compared to the same period in 2022.

Significant wage gains and high price levels supported household spending, which increased by 8.3% in the first two quarters of 2023 compared to the same period in 2022.

As for businesses, the net operating surplus of corporations fell by 8.8% in the first two quarters of 2023 compared with the same period in 2022. This decline was due in particular to lower commodity prices, which affected the prices of natural resources exports.

Changes in economic activity in Québec (real and nominal GDP, quarterly percentage change)	Consumer price index in Québec (annual percentage change)

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Situation – First Quarter of 2023-2024	Page 2 | 23

Section 1: Recent Developments and Budgetary Outlook in Brief

Summary of results and financial outlook for 2023-2024

► Results as at June 30, 2023

For the first three months of 2023-2024, the budgetary balance within the meaning of the Balanced Budget Act shows a deficit of $686 million. This represents a decrease of $1.5 billion compared with the budgetary balance observed in the first quarter of 2022-2023.

This result is due to the following factors:

■	revenues of $35.8 billion, up 1.2% compared with the same period last year. This increase was mainly due to weak growth in own-source revenues in the context of an economic slowdown, as well as growth in revenues from federal health transfers;

■	expenditures of $36.0 billion, up 6.8% compared with the same period last year. This growth is mainly attributable to portfolio expenditures (8.3%), primarily in health and social services, education, higher education, and transportation and sustainable mobility;

■	deposits of dedicated revenues in the Generations Fund of $483 million.

Summary of results as at June 30, 2023 and budgetary outlook for 2023-2024
(unaudited data, millions of dollars, year-over-year change)

					Forecast for fiscal year 2023-2024
	Results as at June 30				March 2023 budget		New estimate
	2022- 2023	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(6)
Own-source revenue	28 582	28 603	21	0.1	117 989	1.8	–967	117 022	1.1
Federal transfers	6 826	7 234	408	6.0	29 742	1.8	—	29 742	4.6
Total revenue	35 408	35 837	429	1.2	147 731	1.8	–967	146 764	1.8
Portfolio expenditures	–31 036	–33 616	–2 580	8.3	–138 392	1.2	—	–138 392	1.7
Debt service	–2 709	–2 424	285	–10.5	–9 464	–5.9	–75	–9 539	–5.6
Total expenditure	–33 745	–36 040	–2 295	6.8	–147 856	0.7	–75	–147 931	1.2
Contingency reserve	—	—	—	—	–1 500	—	1 000	–500	—
SURPLUS (DEFICIT)(4)	1 663	–203	–1 866	—	–1 625	—	–42	–1 667	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund(3)	–844	–483	361	—	–2 373	—	42	–2 331	—
BUDGETARY BALANCE(5)	819	–686	–1 505	—	–3 998	—	—	–3 998	—

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Section 1: Recent Developments and Budgetary Outlook in Brief

► Budgetary outlook for 2023-2024

Recent developments in economic activity and the weather conditions that hit Québec in the summer of 2023 lead to a $1.0 billion deterioration in the financial framework. However, the budgetary deficit forecast in the March 2023 budget is maintained at $4.0 billion for 2023-2024, after deposits of dedicated revenues in the Generations Fund.

■	In fact, revisions to the financial framework are offset by an equivalent use of the contingency reserve.

Based on first-quarter results and currently known factors that will affect the financial framework between now and the end of the fiscal year, revenues are expected to reach $146.8 billion, while expenditures, including deposits of dedicated revenues in the Generations Fund and the contingency reserve, are expected to total $150.8 billion.

■	Revenues are adjusted downward by $967 million and are expected to stand at $146.8 billion, an annual growth of 1.8%.

■	Own-source revenue excluding revenue from government enterprises is revised downwards by $317 million due to recent economic developments, which have resulted in lower tax revenues since the beginning of the fiscal year.

■	Revenue from government enterprises is revised downward by $650 million, mainly due to lower exports by Hydro-Québec, resulting from low precipitation in the summer of 2023 in the geographic regions where its main reservoirs are located.

■	Expenditures are revised upward by $75 million and are expected to total $147.9 billion, with annual growth of 1.2%.

■	Portfolio expenditures remain unchanged from the 2023-2024 budget forecast and are expected to total $138.4 billion (annual growth of 1.7%).

■	Exceptional costs associated with wildfire management during the summer of 2023, for example, will be financed from available budgets during the year.

■	Debt service is revised upwards by $75 million, due to higher-than-expected interest rates, to $9.5 billion (annual change of −5.6%).

■	Deposits of dedicated revenues in the Generations Fund are revised downwards by $42 million to an expected $2.3 billion, due to lower revenues from water-power royalties.

► Additional information

The net debt burden is forecast at 38.1% of GDP as at March 31, 2024, 0.4 percentage points higher than forecast in the March 2023 budget, due in part to an upward revision of net debt as at March 31, 2023 and a lower level of GDP than anticipated in 2022.

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Section 2: Detailed Results and Budgetary Outlook Revenue Own-source revenue

Highlights	Quarterly own-source revenue (millions of dollars)
Own-source revenue of $28.6 billion as at June 30, 2023. Cumulative growth of 0.1% year over year.

► Results as at June 30, 2023

As at June 30, own-source revenue amounted to $28.6 billion. This represents a year-over-year increase of $21 million (0.1%).

Tax revenue decreased by $528 million (−2.3%), to $22.7 billion. These results are attributable to:

■	a $344-million decrease (−3.2%) in personal income tax, due mainly to the lowering of the first two tax brackets announced in the 2023-2024 budget;

■	a $173-million increase (9.2%) in contributions for health services, due mainly to the 5.4% growth in wages and salaries in the first two quarters of 2023;

■	a $524-million decrease (−16.4%) in corporate tax revenues, due in particular to the 8.8% decline in net operating surplus of corporations for the first two quarters of 2023;

■	a $160-million increase (2.2%) in consumption taxes, due to the 8.3% growth in household consumption for the first two quarters of 2023, supported by a strong labour market. Growth in household consumption was partly offset by a 23.3% decline in residential investment over the same period.

Other own-source revenue rose by $455 million (10.5%) to $4.8 billion due to:

■	a $230-million decrease (−14.5%) in duties and permits, resulting from lower mining revenues and revenues collected under Québec’s cap-and-trade system for greenhouse gas emissions (C&T system);

■	a $685-million increase (25.0%) in miscellaneous revenues, due in part to higher revenues from the sale of goods and services and interest income related to tax debts administered by the Agence du revenu du Québec.

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Section 2: Detailed Results and Budgetary Outlook

Revenue from government enterprises increased by $94 million (9.1%) to $1.1 billion.

■	This change is mainly attributable to the improvement in Investissement Québec’s results, which had been affected in 2022-2023 by unfavourable financial market results.

■	This change is offset by a decrease in Hydro-Québec’s results, mainly due to the lower value of its exports, as well as a decrease in Loto-Québec’s lottery results, the latter reflecting a return to normal sales after a surge in the first quarter of 2022-2023 caused by the exceptional jackpots offered.

Own-source revenue
(unaudited data, millions of dollars, year-over-year change)

					Forecast for fiscal year 2023-2024
	Results as at June 30				March 2023 budget		New estimate
	2022- 2023	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(6)
Income and property taxes
– Personal income tax	10 606	10 262	–344	–3.2	43 126	1.1	–60	43 066	2.3
– Contributions for health services	1 883	2 056	173	9.2	7 944	1.3	40	7 984	0.1
– Corporate taxes	3 197	2 673	–524	–16.4	13 192	–0.5	–310	12 882	–2.7
– School property tax	272	279	7	2.6	1 184	6.5	—	1 184	6.3
Consumption taxes	7 266	7 426	160	2.2	27 290	2.8	55	27 345	2.3
Tax revenue	23 224	22 696	–528	–2.3	92 736	1.4	–275	92 461	1.4
Duties and permits	1 582	1 352	–230	–14.5	5 739	–4.0	–42	5 697	–0.9
Miscellaneous revenue	2 742	3 427	685	25.0	12 707	7.8	—	12 707	4.2
Other own-source revenue	4 324	4 779	455	10.5	18 446	3.8	–42	18 404	2.6
Total own-source revenue excluding revenue from government enterprises	27 548	27 475	–73	–0.3	111 182	1.8	–317	110 865	1.6
Revenue from government enterprises	1 034	1 128	94	9.1	6 807	2.0	–650	6 157	–6.7
TOTAL	28 582	28 603	21	0.1	117 989	1.8	–967	117 022	1.1

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Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2023-2024

Own-source revenue are forecast at $117.0 billion in 2023-2024 (annual growth of 1.1%), a downward revision of $967 million from the March 2023 budget forecast.

■	Recent developments in the economic situation, the decline in tax revenues since the beginning of the fiscal year, and the harmonization of Québec’s tax system with the measures announced by the federal government should result in own-source revenue excluding revenue from government enterprises being $317 million lower for 2023-2024.

■	The $60-million decrease in personal income tax is due to lower-than-expected source deductions in 2022-2023, which have a downward impact on the forecast for 2023-2024. However, this effect is mitigated by the upward revision of 2.1 percentage points in wages and salaries growth in the second quarter of 2023. Considering the preliminary results for 2022-2023 and the downward revision of $60 million in 2023-2024, projected growth rises from 1.1% to 2.3%.

■	The $40-million increase in contributions for health services is due to higher-than-expected wages and salaries in the second quarter of 2023. Considering the preliminary results for 2022-2023 and the upward revision of $40 millions in 2023-2024, projected growth falls from 1.3% to 0.1%.

■	The $310-million decrease in corporate taxes is explained by the downward revision of 1.6 percentage points in the growth of net operating surplus of corporations in 2022 and 0.6 percentage points downward for the first two quarters of 2023, resulting in lower-than-expected revenues. Considering the preliminary results for 2022-2023 and the downward revision of $310 million in 2023-2024, projected growth moves from −0.5% to −2.7%.

■	The $55-million increase in consumption taxes is due to the harmonization of the QST system with a federal government measure modifying the GST/HST treatment of payment card clearing services (Information Bulletin 2023-3, April 6, 2023). Considering the preliminary results for 2022-2023 and the upward revision of $55 million in 2023-2024, projected growth falls from 2.8% to 2.3%.

■	The $42-million decrease in duties and permits stems from lower revenues from water-power royalties. Considering the preliminary results for 2022-2023 and the downward revision of $42 million in 2023-2024, projected growth goes from −4.0% to −0.9%.

■	The forecast for revenues from government enterprises has been revised downwards by $650 million. This revision is mainly due to lower revenues from Hydro-Québec, as a result of lower exports due to low precipitation in the summer of 2023 in the geographic regions where its main reservoirs are located. Considering the preliminary results for 2022-2023, and the downward revision of $650 million in 2023-2024, projected growth goes from 2.0% to −6.7%.

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Section 2: Detailed Results and Budgetary Outlook

Composition des revenus autonomes

Own-source revenue excluding revenue from government enterprises consists mainly of tax revenue, that is personal income tax, contributions for health services, corporate taxes, school property tax and consumption taxes.

■	Changes in own-source revenue generally reflect changes in economic activity in Québec and in the tax system.

Own-source revenue also includes other sources of revenue:

■	duties and permits, in particular revenues from the carbon market;

■	miscellaneous revenue, such as revenues from interest, the sale of goods and services, and fines, forfeitures and recoveries.

Government enterprises consist of public corporations that play a commercial role, have managerial autonomy and are financially self-sufficient.

■	Revenue from government enterprises corresponds in large part to the net earnings of of these enterprises.

Own-source revenue as at June 30, 2023 (billions of dollars, percentage of total own-source revenue)

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Section 2: Detailed Results and Budgetary Outlook

Revenue

Federal transfers

Highlights	Quarterly federal transfers (millions of dollars)
Federal transfers of $7.2 billion as at June 30, 2023. Cumulative growth of 6.0% year over year.

► Results as at June 30, 2023

As at June 30, federal transfers amount to $7.2 billion. This represents a year-over-year increase of $408 million (6.0%). This difference is mainly attributable to an increase in revenue from health transfers.

■	Revenue from health transfers rose by $366 million (20.3%) to $2.2 billion, due in part to growth in the Canada Health Transfer (CHT), linked to changes in Canada’s nominal GDP and a one-off increase of $2.0 billion in this transfer (Québec’s share being $447 million).

Federal transfers
(unaudited data, millions of dollars, year-over-year change)

					Forecast for fiscal year 2023-2024
	Results as at June 30				March 2023 budget		New estimate
	2022- 2023	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(6)
Equalization	3 417	3 509	92	2.7	14 037	2.7	—	14 037	2.7
Health transfers	1 799	2 165	366	20.3	8 660	21.6	—	8 660	22.3
Transfers for post-secondary education and other social programs	373	342	–31	–8.3	1 366	5.6	—	1 366	5.6
Other programs(8)	1 237	1 218	–19	–1.5	5 679	–20.5	—	5 679	–11.3
TOTAL	6 826	7 234	408	6.0	29 742	1.8	—	29 742	4.6

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Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2023-2024

Federal transfers are expected to stand at $29.7 billion in 2023-2024, the same level that was forecast in Budget 2023-2024.

Composition of federal transfers

Revenue from federal transfers consists of federal government revenues paid to Québec under the Federal-Provincial Fiscal Arrangements Act, in addition to revenues from other programs under bilateral agreements.

These revenues mainly come from:

■	the equalization program;
■	the Canada Health Transfer (CHT);
■	the Canada Social Transfer (CST);
■	other programs resulting from agreements with the federal government in various fields (e.g.: immigrant integration, early learning and childcare, labour market and infrastructure).

Federal transfers as at June 30, 2023
(billions of dollars, percentage of total revenue from federal transfers)

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Section 2: Detailed Results and Budgetary Outlook

Expenditure Portfolio expenditures and debt service

Highlights	Quarterly expenditure (millions of dollars)
Expenditures of $36.0 billion as at June 30, 2023. Cumulative growth of 6.8% year over year.

► Results as at June 30, 2023

As at June 30, expenditures amounted to $36.0 billion. This represents a year-over-year increase of $2.3 billion (6.8%).

Portfolio expenditures rose by $2.6 billion (8.3%) to $33.6 billion. In addition to the expected change in costs related to the provision of public services, the growth observed as at June 30, 2023 is explained by the following factors:

■	expenditure in the Santé et Services sociaux portfolio increased by $857 million (6.1%) to $14.9 billion. This increase is due in part to the enhancement of the senior assistance announced in December 2022;

■	expenditure in the Éducation portfolio increased by $438 million (8.4%) to $5.6 billion. This increase is attributable in particular to changes in clienteles and staff remuneration in school service centres and school boards;

■	expenditure in the Enseignement supérieur portfolio increased by $314 million (13.9%) to $2.6 billion. This increase is mainly due to the new Perspective Québec incentive scholarship program introduced in September 2022;

■	expenditure in the Famille portfolio increased by $77 million (4.0%) to $2.0 billion. This increase is due in part to the funding of new subsidized childcare spaces;

■	expenditure in the Transports et Mobilité durable portfolio rose by $389 million (37.2%) to $1.4 billion. This increase is mainly due to one-time subsidies paid to transit authorities to support public transit;

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Section 2: Detailed Results and Budgetary Outlook

■	expenditure in the Emploi et Solidarité sociale portfolio increased by $109 million (8.4%) to $1.4 billion. This change is mainly due to an increase in last-resort financial assistance programs;

■	expenditure in the Affaires municipales et Habitation portfolio decreased by $47 million (−5.5%) to $802 million. This change is mainly attributable to lower infrastructure project costs at the beginning of the year compared with the first quarter of 2022-2023;

■	expenditure in the Économie, Innovation et Énergie portfolio increased by $143 million (25.6%) to $701 million. This increase is due in particular to the increase in credit for investment and innovation;

■	expenditure in the Environnement, Lutte contre les changements climatiques, Faune et Parcs portfolio increased by $56 million (20.7%), to $327 million. This change is attributable in particular to the cost of actions contributing to the reduction of greenhouse gas emissions;

■	expenditure in other portfolios rose by $244 million (6.7%) to $3.9 billion.

Debt service expenditure decreased by $285 million (−10.5%) and stood at $2.4 billion. This decrease is mainly due to the non-recurrence of losses on the disposal of assets as part of the management of the investment activities of the Sinking Fund for Government Borrowings. The rapid rise in interest rates in 2022-2023 had resulted in significant losses.

Expenditure
(unaudited data, millions of dollars, year-over-year change)

					Forecast for fiscal year 2023-2024
	Results as at June 30				March 2023 budget		New estimate
	2022- 2023 (9)	2023- 2024	Change ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(6)
Santé et Services sociaux	14 034	14 891	857	6.1	59 015	1.6	—	59 015	1.6
Éducation	5 188	5 626	438	8.4	20 203	6.0	—	20 203	6.0
Enseignement supérieur	2 259	2 573	314	13.9	10 480	5.0	—	10 480	5.0
Famille	1 925	2 002	77	4.0	8 210	5.8	—	8 210	5.8
Transports et Mobilité durable	1 046	1 435	389	37.2	6 957	–1.3	—	6 957	–1.3
Emploi et Solidarité sociale	1 290	1 399	109	8.4	5 250	–42.5	—	5 250	–42.5
Affaires municipales et Habitation	849	802	–47	–5.5	4 546	–2.9	—	4 546	–2.9
Économie, Innovation et Énergie	558	701	143	25.6	3 680	12.3	—	3 680	12.3
Environnement, Lutte contre les changements climatiques, Faune et Parcs	271	327	56	20.7	2 283	14.0	—	2 283	14.0
Other portfolios	3 616	3 860	244	6.7	17 769	13.5	—	17 769	13.5
Portfolio expenditures	31 036	33 616	2 580	8.3	138 392	1.2	—	138 392	1.7
Debt service	2 709	2 424	–285	–10.5	9 464	–5.9	75	9 539	–5.6
TOTAL	33 745	36 040	2 295	6.8	147 856	0.7	75	147 931	1.2

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Section 2: Detailed Results and Budgetary Outlook

► Budgetary outlook for 2023-2024

Expenditure is forecast at $147.9 billion in 2023-2024 (annual growth of 1.2%), an upward revision of $75 million from the March 2023 budget forecast.

■	Portfolio expenditures remain unchanged from the 2023-2024 budget forecast and are expected to total $138.4 billion (annual growth of 1.7%).

■	Exceptional costs associated with wildfire management during the summer of 2023, for example, will be financed from available budgets during the year.

■	Debt service is revised upwards by $75 million, due to higher-than-expected interest rates, to $9.5 billion (−5.6% annual change).

Composition of portfolio expenditures

Portfolio expenditures represent the total resources allocated to the delivery of public services. The government implements programs that are administered directly by government entities such as departments and organizations.

■	Programs and entities under a minister’s responsibility constitute a portfolio.

Portfolio expenditures are made up of:

■	program expenditures;

■	expenditures incurred notably by special funds, non-budget-funded bodies, as well as bodies in the health and social services, education and higher education networks;

■	expenditures financed by the tax system, which consist of refundable tax credits and the expense for doubtful accounts associated with tax revenues.

The composition and expenditure level of each portfolio vary according to the nature of the function and programs under the minister’s responsibility. As a result, some portfolios will incur more expenses than others, depending on their mission.

In 2023-2024, there are 24 ministerial portfolios. The three main ones, Santé et services sociaux, Éducation, and Enseignement supérieur, account for nearly 65% of portfolio expenditures.

Composition of debt service

Debt service represents the sum of interest on direct debt and interest on other employee future benefits liabilities in the public and parapublic sectors.

It depends in particular on the size of the debt and interest rates on financial markets. Each year, the government must devote a portion of its revenues to making interest payments.

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Section 2: Detailed Results and Budgetary Outlook

Expenditure as at June 30, 2023
(billions of dollars, percentage of total expenditure)

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Section 3: Additional Information

Debt

As at March 31, 2024, net debt is forecast to stand at $216.1 billion, or 38.1% of GDP. Compared to the March 2023 budget, this is an upward revision of $1.7 billion, or 0.4 percentage points of GDP.

Net debt as at March 31, 2024
(millions of dollars)

	March 2023 budget	Adjustment(10)	New estimate
NET DEBT, BEGINNING OF YEAR	206 845	1 612	208 457
% OF GDP	37.4	0.3	37.7
Budgetary deficit (surplus)	3 998	—	3 998
Capital investments	5 974	—	5 974
Deposits of dedicated revenues in the Generations Fund	–2 373	42	–2 331
Total change	7 599	42	7 641
NET DEBT, END OF YEAR	214 444	1 654	216 098
% OF GDP	37.7	0.4	38.1

As at March 31, 2023, Québec’s net debt-to-GDP ratio stood at 37.7%, compared to 29.0% for the provincial average. The government is committed to gradually reducing Québec’s net debt to within a range of 27.5% of GDP to 32.5% of GDP within 15 years, that is, by fiscal year 2037-2038.

Net debt of governments in Canada as at March 31, 2023(11)
(percentage of GDP)

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Section 3: Additional Information

Net financial surpluses or requirements

For the period of April to June 2023, net financial requirements amount to $8.8 billion and are due to:

■	the $203-million deficit resulting from the difference between government revenues and expenditures;

■	the $1.2-billion financial requirement for investments, loans and advances, which result in particular from an increase in the equity value of government enterprises;(13)

■	the $763-million financial requirement related to government capital investments, mainly due to investments of $2.0 billion, notably for the refurbishment and construction of healthcare facilities, which investments were partially offset by amortization expenses of $1.2 billion;(13)

■	the $545-million financial requirement related to retirement plans and other employee future benefits, resulting from the payment of government employee benefits of $1.7 billion, partially offset by the net cost of plans of $1.2 billion;(13)

■	the $5.5-billion financial requirements from other accounts,(14) arising in particular from disbursements relating to expenses recognized at the end of 2022-2023;

■	the $483-million financial requirements generated by payments to the Generations Fund.

Net financial surpluses or requirements
(unaudited data, millions of dollars)

	April to June
	2022-2023	2023-2024
SURPLUS (DEFICIT)	1 663	–203
Non-budgetary transactions
Investments, loans and advances	2 192	–1 248
Capital investments	–364	–763
Retirement plans and other employee future benefits	–858	–545
Other accounts(14)	–6 119	–5 517
Deposits in the Generations Fund	–844	–483
Total non-budgetary transactions	–5 993	–8 556
NET FINANCIAL SURPLUSES (REQUIREMENTS)	–4 330	–8 759

Report on Québec’s Financial
Situation – First Quarter of 2023-2024	Page 16 | 23

Section 3: Additional Information

Composition des surplus ou besoins financiers nets

The government’s revenues and expenditures are established on an accrual basis of accounting.

■	Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Net financial surpluses or requirements, on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, and fixed assets, by retirement plans and other employee future benefits, as well as by other accounts.

■	This last item includes the payment of accounts payable and the collection of accounts receivable. Deposits in the Generations Fund also result in financial requirements.

Report on Québec’s Financial
Situation – First Quarter of 2023-2024	Page 17 | 23

Section 3: Additional Information

Financing program and borrowings

The financing program corresponds to long-term borrowings made, in particular, to repay maturing borrowings and to fund the government’s capital investments. For 2023-2024, the program amounts to $25.3 billion.

■	In the 2023-2024 budget, the program presented amounted to $29.5 billion. This sum has now been reduced by the advance financing carried out in 2022-2023 ($2.2 billion) and the increase in outstanding Treasury bills as at March 31, 2024 ($2.0 billion).

Since the start of 2023-2024,(1) borrowings made amount to $17.0 billion, nearly 67.3% of the forecast program.

■	Conventional bonds in Canadian dollars are the main borrowing instrument used.

■	Borrowings on foreign markets account for 42.7% of borrowings made to date in 2023-2024.

Summary of long-term borrowings contracted in 2023-2024(1)

Currencies	$million	%
CANADIAN DOLLAR
Conventional bonds	8 447	49.6
Green bonds	591	3.5
Savings products issued by Épargne Placements Québec	571	3.4
Immigrant investors(15)	138	0.8
Subtotal	9 747	57.3
OTHER CURRENCIES
U.S. dollar	6 702	39.3
Swiss franc	586	3.4
Subtotal	7 288	42.7
TOTAL	17 035	100.0

Summary of long-term borrowing repayments in 2023-2024(16)

Currencies	$million
CANADIAN DOLLAR
Conventional bonds	3 370
Other	544
Subtotal	3 914
OTHER CURRENCIES
U.S. dollar	1 180
Euro	1 484
Subtotal	2 664
TOTAL	6 578

Report on Québec’s Financial
Situation – First Quarter of 2023-2024	Page 18 | 23

Appendix

Appendix 1 : Results and budgetary outlook for 2023-2024

Results and budgetary outlook for 2023-2024 – Budgetary balance
(level and adjustment in millions of dollars, year-over-year percentage change)

			Forecast for fiscal year 2023-2024
	Results as at June 30, 2023		March 2023 budget		New estimate
	Level ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(6)
Revenue
Own-source revenue	28 603	0.1	117 989	1.8	–967	117 022	1.1
Federal transfers	7 234	6.0	29 742	1.8	—	29 742	4.6
Subtotal – Revenue	35 837	1.2	147 731	1.8	–967	146 764	1.8
Expenditure
Portfolio expenditures	–33 616	8.3	–138 392	1.2	—	–138 392	1.7
Debt service	–2 424	–10.5	–9 464	–5.9	–75	–9 539	–5.6
Subtotal – Expenditure	–36 040	6.8	–147 856	0.7	–75	–147 931	1.2
Contingency reserve	—	—	–1 500	—	1 000	–500	—
SURPLUS (DEFICIT)(4)	–203	—	–1 625	—	–42	–1 667	—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund(3)	–483	—	–2 373	—	42	–2 331	—
BUDGETARY BALANCE(5)	–686	—	–3 998	—	—	–3 998	—

Report on Québec’s Financial
Situation – First Quarter of 2023-2024	Page 19 | 23

Appendix

Appendix 1 : Results and budgetary outlook for 2023-2024 (cont.)

Results and budgetary outlook for 2023-2024 – Revenue
(level and adjustment in millions of dollars, year-over-year percentage change)

			Forecast for fiscal year 2023-2024
	Results as at June 30, 2023		March 2023 budget		New estimate
	Level ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(6)
Own-source revenue
Income and property taxes
– Personal income tax	10 262	–3.2	43 126	1.1	–60	43 066	2.3
– Contributions for health services	2 056	9.2	7 944	1.3	40	7 984	0.1
– Corporate taxes	2 673	–16.4	13 192	–0.5	–310	12 882	–2.7
– School property tax	279	2.6	1 184	6.5	—	1 184	6.3
Consumption taxes	7 426	2.2	27 290	2.8	55	27 345	2.3
Subtotal – Tax revenue	22 696	–2.3	92 736	1.4	–275	92 461	1.4
Duties and permits	1 352	–14.5	5 739	–4.0	–42	5 697	–0.9
Miscellaneous revenue	3 427	25.0	12 707	7.8	—	12 707	4.2
Subtotal – Other own-source revenue	4 779	10.5	18 446	3.8	–42	18 404	2.6
Total own-source revenue excluding revenue from government enterprises	27 475	–0.3	111 182	1.8	–317	110 865	1.6
Revenue from government enterprises	1 128	9.1	6 807	2.0	–650	6 157	–6.7
Total own-source revenue	28 603	0.1	117 989	1.8	–967	117 022	1.1
Federal transfers
Equalization	3 509	2.7	14 037	2.7	—	14 037	2.7
Health transfers	2 165	20.3	8 660	21.6	—	8 660	22.3
Transfers for post-secondary education and other social programs	342	–8.3	1 366	5.6	—	1 366	5.6
Other programs(8)	1 218	–1.5	5 679	–20.5	—	5 679	–11.3
Subtotal – Federal transfers	7 234	6.0	29 742	1.8	—	29 742	4.6
TOTAL REVENUE	35 837	1.2	147 731	1.8	–967	146 764	1.8

Report on Québec’s Financial
Situation – First Quarter of 2023-2024	Page 20 | 23

Appendix

Appendix 1 : Results and budgetary outlook for 2023-2024 (cont.)

Results and budgetary outlook for 2023-2024 – Expenditure

(level and adjustment in millions of dollars, year-over-year percentage change)

			Forecast for fiscal year 2023-2024
	Results as at June 30, 2023		March 2023 budget		New estimate
	Level ($M)	Change (%)	Level ($M)	Change (%)	Adjustment ($M)	Level ($M)	Change (%)(6)
Portfolio expenditures
Santé et Services sociaux	14 891	6.1	59 015	1.6	—	59 015	1.6
Éducation	5 626	8.4	20 203	6.0	—	20 203	6.0
Enseignement supérieur	2 573	13.9	10 480	5.0	—	10 480	5.0
Famille	2 002	4.0	8 210	5.8	—	8 210	5.8
Transports et Mobilité durable	1 435	37.2	6 957	–1.3	—	6 957	–1.3
Emploi et Solidarité sociale	1 399	8.4	5 250	–42.5	—	5 250	–42.5
Affaires municipales et Habitation	802	–5.5	4 546	–2.9	—	4 546	–2.9
Économie, Innovation et Énergie	701	25.6	3 680	12.3	—	3 680	12.3
Environnement, Lutte contre les changements climatiques, Faune et Parcs	327	20.7	2 283	14.0	—	2 283	14.0
Other portfolios	3 860	6.7	17 769	13.5	—	17 769	13.5
Subtotal – Portfolio expenditures	33 616	8.3	138 392	1.2	—	138 392	1.7
Debt service	2 424	–10.5	9 464	–5.9	75	9 539	–5.6
TOTAL EXPENDITURE	36 040	6.8	147 856	0.7	75	147 931	1.2

Report on Québec’s Financial
Situation – First Quarter of 2023-2024	Page 21 | 23

Appendix

Appendix 2 : Change in certain economic variables

Recent economic indicators in Québec(17)
(year-over-year percentage change, unless otherwise indicated)

					Quarters of 2023				2023
	May	June	July	Aug.	Q1	Q2	Q3	Q4	Forec.	Obs.(18)
Real GDP by industry	–0.1	0.1	—	—	0.4	–0.5	—	—	0.6	0.5
Job creation (thousands)	1.6	–8.4	–8.5	14.8	47.8	2.5	—	—	63.2	112.6
Unemployment rate (per cent)	4.0	4.4	4.5	4.3	4.1	4.2	—	—	4.6	4.2
Retail sales (nominal terms)	–1.6	1.3	—	—	1.4	–0.4	—	—	2.3	4.0
Consumer price index(19)	4.0	3.6	3.9	4.6	5.5	4.1	—	—	3.5	4.7
Housing starts (thousands)	31.2	35.3	38.4	53.1	36.1	33.6	—	—	50.1	40.7
Real GDP	—	—	—	—	0.3	–0.5	—	—	0.6	0.5
GDP (nominal terms)	—	—	—	—	1.1	0.9	—	—	2.7	4.0
Household consumption (nominal terms)	—	—	—	—	2.0	0.6	—	—	4.5	8.3
Wages and salaries (nominal terms)	1.1	0.8	—	—	1.5	1.7	—	—	3.7	5.4
Net operating surplus of corporations (nominal terms)	—	—	—	—	–2.3	–2.5	—	—	–4.9	–8.8

Report on Québec’s Financial
Situation – First Quarter of 2023-2024	Page 22 | 23

Notes

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the funding of public services can be found on pages 14 to 19 of the document titled “Processus et documentation budgétaires : une reddition de comptes sur les finances publiques de l'État” (in French only).

Notes

(1)	Long-term borrowings made between April 1 to September 28, 2023.
(2)	The contingency reserve, as well as deposits of dedicated revenues in the Generations Fund, are presented under expenditures for illustrative purposes.
(3)	Revenues dedicated to the Generations Fund have been recognized in accordance with the changes announced in the March 2023 budget. Starting in 2023-2024, the three sources of revenue dedicated to the Generations Fund are the following: water-power royalties paid by Hydro-Québec and private producers of hydroelectricity; an additional contribution from Hydro-Québec, set at $650 million per year, taken from the dividend paid by Hydro-Québec to the government, and revenue from the investment of sums constituting the Generations Fund. Changes to the Act to reduce the debt and establish the Generations Fund will be proposed in this regard.
(4)	Balance within the meaning of the public accounts.
(5)	Budgetary balance within the meaning of the Balanced Budget Act.
(6)	The percentage change has been updated on the basis of the 2022-2023 results published in the Monthly Report on Financial Transactions Preliminary at March 31, 2023, with the exception of the breakdown of portfolio expenditures, since the reclassification reflecting the new ministerial structure was not yet available.
(7)	Results for 2022-2023 are those published in the Monthly Report on Financial Transactions Preliminary at March 31, 2023. Actual results will be known when the public accounts are published.
(8)	A decrease in revenue from other programs is expected in 2023-2024, due to the non-recurrence of certain federal government assistance.
(9)	Certain expenditures were reclassified between portfolios to comply with the presentation adopted in 2023-2024.
(10)	The upward revision of net debt at the beginning of the year is explained by higher-than-expected capital investments in 2022-2023 ($1.2 billion), an upward revision of the deficit within the meaning of the Balanced Budget Act in 2022-2023 ($101 million), and lower-than-expected revenues dedicated to the Generations Fund ($269 million). This information is taken from the Monthly Report on Financial Transactions Preliminary at March 31, 2023, published on June 29, 2023.
(11)	Sources: public accounts and government budget documents.
(12)	This average is obtained by dividing the sum of provincial debts by the sum of provincial GDP.
(13)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated from non-budgetary transactions because they have no effect on cash flow.
(14)	The financial surpluses or requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.
(15)	These loans come from sums advanced by immigrant investors. These sums are loaned to the government through Investissement Québec.
(16)	Long-term borrowing repayments from April 1 to September 29, 2023.
(17)	Sources: Institut de la statistique du Québec, Statistics Canada, and Canada Mortgage and Housing Corporation.
(18)	Cumulative of available periods compared with the same period of the previous year.
(19)	Change compared with the previous year.

For more information, contact the Direction des communications of the Ministère des Finances at
info@finances.gouv.qc.ca.

The report is available on the Ministère des Finances
website at: www.finances.gouv.qc.ca.

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Situation – First Quarter of 2023-2024	Page 23 | 23